EXHIBIT 2

300 Drakes Landing Road #172 Greenbrae, CA 94904 Land: (415) 747 8698 Fax: (415) 747 8979 main@osmiumpartners.com www.osmiumpartners.com

Greenbrae, CA

6/8/2015

Osmium Partners Supports an Evaluation of Rosetta Stone’s Strategic Alternatives

•	Given recent M&A activity, Osmium Partners (“Osmium”) believes a strategic buyer should pay at least $16 per share.

•	If $16.00 or better is not achievable after evaluating strategic alternatives, Osmium is very supportive of the current leadership and business strategy, and Rosetta Stone should stay independent.

Dear fellow shareholders,

Osmium Partners is the second largest shareholder of Rosetta Stone Inc. (RST) owning approximately 9.7% of the shares outstanding. We are not surprised by the current stock price of the Company given the recent changes in strategy, management and new Board leadership. However, we believe the Company is significantly undervalued given the business model shift, value of the underlying assets, and recent comparable transactions. Osmium believes Rosetta Stone’s shares could transact to a strategic buyer at a price of $16 per share or better. Therefore, Osmium encourages an evaluation of strategic alternatives.

Since the 2009 IPO of the Company, we believe the sell-side and investment community has viewed Rosetta Stone as a dying CD business while overlooking the growing SaaS based, institutional Enterprise and Education (“E&E”) business. Rosetta Stone’s E&E business has grown from $43 million in 2009 to $90 million in revenue on a trailing twelve-month basis, with 2015 guidance from the Company of $122-$130 million in bookings. As further discussed below, Osmium notes that there has been five recent comparable acquisitions by strategic buyers ranging from 2.1x - 5.9x Total Enterprise Value (TEV)/Revenue.

What Makes the E&E Business So Valuable?

Rosetta Stone’s E&E business has several characteristics attractive to strategic buyers:

•	100% Software-as-a-Service (web based subscription offering).

•	80%+ annual customer renewal rates.

•	As of March 31, 2015, the E&E business has posted trailing twelve-month revenue of $90 million with 2015 bookings guidance of $122-130 million.

•	In 2014, gross margins overall were approximately 80%, implying $72 million in gross profit dollars for the E&E business.

As shown in the table of transaction values below, strategic buyers and private equity firms have found significant value in contractually obligated software revenue streams:

Year	Target	Acquirer	TEV/Revenue	Transaction Size
2015	Scholastic’s Educational Technology and Services Business	Houghton Mifflin Harcourt	2.3x	$575 mm
2014	Renaissance Learning	Hellman & Friedman	5.9x	$1.1 bn
2012	GlobalEnglish	Pearson PLC	2.1x	$90 mm
2012	Archipelago Learning	PLATO Learning	4.1x	$291 mm
2011	Blackboard	Providence Equity Partners	3.7x	$1.64 bn
2011	Renaissance Learning	Permira	3.5x	$486 mm
		Median	3.6x	$530 mm

In early 2014, banks such as Bank of America, Credit Suisse and RBC Capital Markets provided financing to Hellman & Friedman’s $1.1 billion acquisition of Renaissance Learning, a company with similar characteristics to Rosetta Stone. Renaissance Learning’s leverage ratio rose to 7.5x EBITDA after it was purchased.1

[1]	The Wall Street Journal, May 20, 2014, available at

http://www.wsj.com/articles/SB10001424052702304422704579574184101045614.

Osmium believes strategic buyers would model significant synergies from a transaction:

•	Rosetta Stone has one of the world’s best known language-learning brands.[2]

•	Rosetta Stone is in over 20,000 schools – two potential acquirers, in our judgment, each have approximately 85,000 schools.

•	Competitors have similar SaaS based platforms, but very limited, if any, SaaS based language-learning products to sell into their respective school bases.

•	E&E segment also houses Lexia Learning (a highly acclaimed literacy product).

•	Two potential acquirers have four to five times the sales force of Rosetta Stone.

•	Net-Net: Osmium believes there would be a significant cross selling opportunity into a school base four times greater than Rosetta Stone’s current base with little to no overlap of existing products and a much larger sales force across a scalable SaaS based platform.

E&E Segment Valuation

In arriving at our conclusion of a possible current valuation for Rosetta Stone, we made several assumptions specific to the E&E business:

•	We believe that a strategic buyer could generate 50%+ EBITDA margins on top of an existing SaaS based platform, or at least $36 million dollars in incremental EBITDA based on current twelve-month trailing revenue.

•	If financed on similar terms to the recent Renaissance Learning transaction, we believe Rosetta Stone could be 100% bank financed without any out of pocket equity from a strategic buyer.

•	To be conservative, we:

1.	Assumed no benefits in cross selling a new suite of high quality brands in Literacy and Language learning into an installed school base that is four times the size of Rosetta Stone’s current base.

2.	Assumed no benefit from employing a sales force that is four times that of Rosetta Stone’s.

[2]	Brief of Appellant at 5, Rosetta Stone Ltd. v. Google Inc., No. 10-2007 (4th Cir. Nov. 29, 2010), available at

http://www.citizen.org/documents/Rosetta Stone v Google Appellant Brief Lined.pdf.

3.	Valued the E&E business at 7.5x our estimate of EBITDA flow through that a Strategic buyer would be able to attain, reflecting a 17% discount to median market transactions and a 3.0x 2014 trailing GAAP revenue.

Consumer Segment Valuation

In addition to the E&E business, Osmium believes that, under proper care and supervision, Rosetta Stone’s consumer franchise is also a valuable asset. We believe the Company has an enormously well-known and trusted brand due to spending approximately $1.0 billion in Sales & Marketing and $200 million in R&D since 2007. Rosetta Stone brand has 74% aided awareness and unaided awareness of 45% vs. 6% for the next closest competitor.3

The consumer-facing business contains assets such as language learning, Kids learning, Fit Brains (a leader in brain-training software, second only to Lumosity, acquired for $12 million) and LiveMocha (leading social, online community for language learners, acquired for $8.8 million) with a run rate of approximately $188 million in annual bookings. Osmium understands these businesses may shrink in the near term, but we believe the Rosetta Stone consumer business in a sale is worth 0.5x TEV/Revenue or slightly over $90 million dollars. Finally, Rosetta Stone’s Consumer business has grown its SaaS-based platform from 100,430 subscribers in 1Q14 to 189,248 as of 1Q15 with a revenue run rate of $35 million.4

Given (1) Rosetta Stone’s mix of world-class branding, (2) two valuable business units in Consumer and E&E, and (3) substantial growth in Rosetta Stone’s Lexia Learning, we believe Rosetta Stone could achieve a median (3.6x TEV/Revenue) type valuation currently, translating to a share price of $20 per share.

Segment Value Per Share	E&E	Consumer	Cash	Share Price (Premium)
Low (2.1x TEV/Revenue)	$8.49	$4.22	$2.06	$14.77 (+82%	)
Median (3.6x TEV/Revenue)	$14.56	$4.22	$2.06	$20.84 (+157%	)
High (5.9x TEV/Revenue)	$23.85	$4.22	$2.06	$30.13 (+272%	)

[3]	Id.
[4]	Rosetta Stone Inc., Quarterly Report (Form 10-Q), at 37 (May 6, 2015).

Potential Strategic Buyers

Following are several companies Osmium believes could be potential acquirers of Rosetta Stone:

Strategic Acquirer	Strategic Fit With

Houghton Mifflin Harcourt Company	Interest in entering “$2.2 bn Self-study Language Learning” market (05/12/15 presentation)

Pearson PLC	Wall Street English, MyEnglishLab, GlobalEnglish, Pearson School and Pearson Higher Education

EF Education First	Continued focus and expansion of EF North America

Benesse Holdings, Inc.	Technology add-on offering to traditional Berlitz Language Center

IAC/InterActiveCorp	Cross-sell opportunities with Tutor.com (where 90% of revenues come from contracts with institutions) and Princeton Review

Graham Holdings Company	Added offering to Kaplan K12 Learning Services Catalog and Kaplan International English

The Walt Disney Company	Disney Interactive and Disney English which is a subsidiary of Disney Publishing

Acquisition Premiums in Small Cap Markets

Small public companies typically have limited Wall Street analyst coverage, fewer institutional investors, and thin investor level patience for strategy shifts or leadership changes. We believe these factors drive significant share price volatility and temporarily create significantly undervalued publicly traded businesses. This opportunity in many cases is not lost on strategic buyers that are willing to pay significant premiums to market while still buying an asset that is significantly accretive to the acquirer’s bottom line. Some recent notable examples:

•	GeekNet was priced at $7.90 per share in May 2015 and received two offers for the Company by Hot Topic and Gamestop. Gamestop ended up paying $20.00 per share in cash a week later, representing a +150% market premium.

•	ZipRealty was priced at $3.10 per share in July 2014 and Realogy paid $6.75 in a cash transaction for a one day market premium of +117%.

In the US markets in 2014 and 2015 alone, we note that 28 companies with average market capitalizations of less than $500 million have been acquired with a one day premium to market changes of at least +70%.5 Given these premiums paid, we would not be surprised to get to a teens share price in a sale process.

Conclusion

We appreciate the recent actions that the Board of Directors of the Company has taken to focus the Company on its most valuable assets to drive shareholder value. Recent actions include:

•	Fall 2014: Adding Directors Caroline Tsay, Steve Yankovich, and John Hass

•	Early spring 2015: Total organizational focus on maximizing value of the E&E business, and appointing John Hass as interim CEO

•	Late spring 2015: Addition of expert Al Angrisani to the transition team as well as noted investor David Nierenberg to the Board.

Rosetta Stone appears to be at a key inflection point. We are excited to be shareholders with an engaged team that has a renewed focus on the serious learners, a customer segment which purchase longer-term recurring subscriptions. With over $200 million in gross profit in 2014, we believe that there is no shortage of opportunities to allocate capital into a software brand that has significant name recognition and growth opportunities. We believe the future is bright for the Company as a standalone entity or as part of a larger entity.

Thank you.

[5]	Source: S&P Capital IQ and Osmium estimates.

Sincerely,

John H. Lewis

Chief Investment Officer & Managing Partner

Osmium Partners, LLC

415-785-4044

CERTAIN FACTUAL AND STATISTICAL (BOTH HISTORICAL AND PROJECTED) INDUSTRY AND MARKET DATA AND OTHER INFORMATION CONTAINED HEREIN WAS OBTAINED BY OSMIUM PARTNERS FROM INDEPENDENT, THIRD-PARTY SOURCES THAT IT DEEMS TO BE RELIABLE. HOWEVER, OSMIUM HAS NOT INDEPENDENTLY VERIFIED ANY OF SUCH DATA OR OTHER INFORMATION, OR THE REASONABLENESS OF THE ASSUMPTIONS UPON WHICH SUCH DATA AND OTHER INFORMATION WAS BASED, AND THERE CAN BE NO ASSURANCE AS TO THE ACCURACY OF SUCH DATA AND OTHER INFORMATION. FURTHER, MANY OF THE STATEMENTS AND ASSERTIONS CONTAINED HEREIN REFLECT THE BELIEF OF OSMIUM, WHICH BELIEF MAY BE BASED IN WHOLE OR IN PART ON SUCH DATA AND OTHER INFORMATION. OSMIUM RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION IN THE POSSESSION OF THE COMPANIES DISCUSSED IN THIS LETTER THAT COULD LEAD THESE COMPANIES OR OTHERS TO DISAGREE WITH OSMIUM’S CONCLUSIONS.